UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 19,663,664 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 19,663,664 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,663,664 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 24.1%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”) if AMC chooses to redeem all Units of National CineMedia, LLC (“NCM LLC”) it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC in lieu of a cash payment.

* Based on (i) 61,937,486 shares outstanding as of February 20, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2015, plus (ii) the shares issuable to AMC if AMC chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 43-1304369

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 19,663,664 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 19,663,664 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,663,664 shares of Common Stock (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 24.1%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes shares of the Issuer’s Common Stock issuable to AMC if AMC chooses to redeem all Units of NCM LLC that AMC owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC in lieu of a cash payment.

* Based on (i) 61,937,486 shares outstanding as of February 20, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2015, plus (ii) the shares issuable to AMC if AMC chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 19,663,664 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 19,663,664 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,663,664 shares of Common Stock (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 24.1%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes shares of the Issuer’s Common Stock issuable to AMC if AMC chooses to redeem all Units of NCM LLC it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC in lieu of a cash payment.

* Based on (i) 61,937,486 shares outstanding as of February 20, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2015, plus (ii) the shares issuable to AMC if AMC chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC.

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), AMC Entertainment Inc. (“AMCE”), and American Multi-Cinema, Inc. (“AMC,” and together with Holdings and AMCE, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)                                 On March 17, 2015, pursuant to the CUA Agreement, the National CineMedia, LLC (“NCM LLC”) notified AMC that it will receive 469,163 newly issued Units of NCM LLC in accordance with the 2014 Annual Adjustment.  The Units will be settled on March 31, 2015, but NCM LLC’s obligation to issue such Units became irrevocable on March 17, 2015.

Each unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  Accordingly, if AMC chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 19,663,664 shares of the Issuer’s Common Stock upon the exchange.

Therefore, as of March 20, 2015, AMC (and by reason of their ownership of AMC, AMCE and Holdings) may be deemed the beneficial owner of 19,663,664 shares of Common Stock, representing 24.1% of the shares of common stock outstanding (such percentage of shares outstanding being calculated based on (i) 61,937,486 shares outstanding as of February 20, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2015, plus (ii) the shares issuable to AMC if AMC chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC).

To the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 5 directly owns any shares of Common Stock.  As of March 20, 2015, Wanda America holds approximately 77.86% of Holdings’ total outstanding common stock and 91.34% of the combined total voting power of Holdings’ outstanding common stock.  Each of the Wanda Affiliates disclaims beneficial ownership of the Issuer’s Common Stock.

(b)                                 Each of the Reporting Persons has the shared power to vote and dispose of all 19,663,664 shares of Common Stock.  No Reporting Person has the sole power to vote or dispose of any of the Common Stock.

(c)                                  Except as described Item 5(a) of this Amendment No. 5, none of Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on

Schedule A to this Amendment No. 5 has effected any transactions in the Common Stock in the past sixty days.

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and citizenship of each director and executive officer of Holdings, AMCE and AMC are set forth below, as of March 20, 2015. The address for each of directors and executive officer is c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

Lin Zhang	Chairman of the Board and Director (Holdings and AMCE), President of Beijing Wanda	China

Gerardo I. Lopez	Chief Executive Officer, President and Director (Holdings, AMCE and AMC)	United States

Anthony J. Saich	Director (Holdings and AMCE), Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	United States

Chaohui Liu	Director (Holdings and AMCE), Senior Assistant to the President and General Manager of the Investment Management Center of Wanda	China

Ning Ye	Director (Holdings and AMCE), Vice President of Beijing Wanda	China

Lloyd Hill	Director (Holdings and AMCE)	United States

Jian Wang	Director (Holdings and AMCE), Deputy General Manager of the Investment Management Center of Wanda and the General Manager of the Capital Markets Department	China

thereunder

Howard Koch	Director (Holdings and AMCE)	United States

Kathleen Pawlus	Director (Holdings and AMCE)	United States

Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Holdings, AMCE and AMC); Director (AMC)	United States

Elizabeth Frank	Executive Vice President, Chief Content & Programming Officer (Holdings, AMCE and AMC)	United States

John D. McDonald	Executive Vice President, U.S. Operations (Holdings, AMCE and AMC); Director (AMC)	United States

Mark A. McDonald	Executive Vice President, Development (Holdings, AMCE and AMC)	United States

Stephen A. Colanero	Executive Vice President and Chief Marketing Officer (Holdings, AMCE and AMC)	United States

Kevin M. Connor	Senior Vice President, General Counsel and Secretary (Holdings, AMCE and AMC)	United States

Chris A. Cox	Senior Vice President and Chief Accounting Officer (Holdings, AMCE and AMC)	United States

Christina Sternberg	Senior Vice President, Corporate Strategy and Communications (Holdings, AMCE and AMC)	United States

Carla Sanders	Senior Vice President, Human Resources (Holdings and AMCE)	United States

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 20, 2015

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Executive Vice President and Chief Financial Officer

AMC ENTERTAINMENT, INC.

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Executive Vice President and Chief Financial Officer

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Executive Vice President and Chief Financial Officer